Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

August 1, 2022.

Item 3 News Release

The press release attached as Schedule “A” was released on August 1, 2022 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

August 1, 2022.

SCHEDULE “A”

Bitfarms Provides July 2022 Production and
Mining Operations Update

-               Increases total capacity to 166 Megawatts -

-               Mines 500 Bitcoins for an average of 16.1 BTC/day,
and ends July mining 17 BTC/day -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (August 1, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for July 2022.

“In July we completed The Bunker Phase 2, reached full production at Leger, and added new production in Washington state, increasing total capacity by 21% to 166 megawatts (MW),” said Ben Gagnon, Chief Mining Officer of Bitfarms. “We partially offset new miner installations at this location with miner redeployments resulting in growth in our hashrate to 3.8 exahash (EH/s), up 6% from 3.6 EH/s at the beginning of July. Unseasonably high temperatures in Québec and Washington state late in the month also slightly lowered miner productivity and affected our corporate hashrate. With cooler temperatures and the completion of remaining miner redeployments, as well as the installation of new miners, we expect our hashrate will exceed our 4 EH/s target in August.”

“Production came in strong and averaged 16.1 BTC/day for the month, up 15% from 14 BTC/day in June. Momentum continued to build throughout the month, with our production run rate hitting 17 BTC/day by month end, up 16% from 14.6 BTC/day at the beginning of July and a record high since the last halving event,” added Gagnon.

“We made significant progress on construction of the two 50 MW warehouses and associated infrastructure in Rio Cuarto, Argentina,” said Geoff Morphy, President and COO of Bitfarms. “The high voltage electrical supply lines are almost complete. The installation of racking, miners, servers, and data cabling in the first warehouse is expected to commence in late September, and production from the first 50 MW warehouse continues to be expected in the fourth quarter of 2022.”

Mining Production

●	3.8 EH/s online as of July 31, 2022, 270% from July 2021 and 6% from June 30, 2022.

●	500 new BTC mined during July 2022, up 28% from July 2021, and up 19% from June 2022.

●	16.1 BTC mined daily on average in July, equivalent to about US$384,279 per day and approximately US$12 million for the month based on a BTC price of US$23,900 on July 31, 2022.

●	2,021 BTC in custody on July 31, 2022, representing a total value of approximately US$48 million based on a BTC price of US$23,900. BTC held in custody on July 31, 2022, reflects the sale of 1,623 BTC during July 2022.

Mining Operations

●	Increased total capacity to 166 MW, up 21% from 137 MW on June 30, 2022.

o	The Bunker Phase 2 added 18 MW.

o	Leger reaching full production added 8 MW.

o	Washington state new production contributed 3 MW.

●	Construction continued on the two 50 MW warehouses in Rio Cuarto, Argentina. The framing and exterior of the first building is nearing completion as are the foundational supports for the transformers. The high voltage electrical supply lines are almost complete.

●	Increased operational miners at the Bunker to over 9,100 miners and growing. The Bunker is currently producing 850 PH/s.

Bitfarms’ BTC 2022 Monthly Production

Month	BTC
January	301
February	298
March	363
April	405
May	431
June	420
July	500

Financing Activities

In July, Bitfarms completed financing activities that further reduced overall debt and increased liquidity and financial flexibility. During the month, the Company utilized a portion of the proceeds received from the sale of BTC mined and in treasury to reduce the outstanding balance of its BTC-backed loan facility by $15 million. As of July 31, the loan balance of its BTC-backed facility was US$23 million.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as Venture 50 Winner, placing first in the Technology sector. On April 8, 2022, Bitfarms up-listed from the TSX-V to the TSX.

Operationally, Bitfarms has a diversified production platform with seven industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction at the Bunker and in Argentina, expectations for monthly growth, targets, and goals for productive capacity and hashrates and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Québec Media: Ryan Affaires Publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com

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